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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: April 2011
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

NEWS RELEASE

Investor relations contact: Mr. Kee Wong Address: Unit 1201, 12/F, Tower 1, Lippo Centre 89 Queensway, Admiralty, Hong Kong Tel No.: +852 2341 0273 Fax No.: +852 2263 1001	Email address: shareholder@namtai.com Website: www.namtai.com
POTENTIAL IMPACT FROM NATURAL DISASTERS IN JAPAN
ON COMPANY’S BUSINESS
Payment Date Scheduled for Quarterly Dividends for the Second Quarter of 2011
Schedule for Release of Results for the First Quarter of 2011
Record Date and Venue for 2011 Annual General Meeting
Hong Kong, PRC — April 6, 2011 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE), today announced management’s current assessment of the impact on the Company’s business from the Tôhoku earthquake and tsunami, which occurred on March 11, 2011 off the East coast of Japan.
Based on information that Nam Tai has received so far from its customers, which, because of continuing aftershocks and the uncertain effects of radioactive leakage from damaged nuclear power plants in Japan, remains fluid and subject to change, we are updating our previous guidance announced on February 22, 2011 regarding management’s expectations for Nam Tai’s financial results for the first quarter of 2011 and year 2011 as a whole.
We currently expect that:
•	Our financial results for the first quarter of 2011 will, as previously announced, be stable, but that

•	Our overall financial results for 2011 will not exceed those we reported for 2010; and

•	Even if the situation in Japan stabilizes
•	our results may be down by 15% to 20% for Q2 to Q4 2011, as compared with the results for 2011 previously anticipated in management’s consideration, and

•	our results overall for 2011 will be break even.
Our current expectations regarding our 2011 financial results could change adversely and materially if the situation in Japan remains uncertain or exacerbates; disrupts our supply chain for critical parts and components we need to manufacture our customers’ products, which may become more expensive, in short supply or unavailable; or triggers a recurrence of a recession in the electronics industry similar to the one Nam Tai and the industry experienced from 2007 to 2009.
PAYMENT OF QUARTERLY DIVIDENDS FOR THE SECOND QUARTER OF 2011
As announced on November 1, 2010, the Company has resumed the payment of quarterly dividends in 2011. The following table repeats and updates the previously announced schedule for the declaration and payment of quarterly dividends in 2011.

Quarterly			Dividend
Payment	Record Date	Payment Date	(per share)
Q1 2011	December 31, 2010	January 20, 2011[1]	$0.05
Q2 2011	March 31, 2011	April 20, 2011[2]	$0.05
Q3 2011	June 30, 2011	July 20 - 31, 2011[3]	$0.05
Q4 2011	September 30, 2011	October 20 - 31, 2011[3]	$0.05
Total for Full Year 2011			$0.20

1	Paid.

2	Scheduled payment date.

3	Period during which the payment date is expected to be scheduled.

The Company’s resumption of dividend payments for 2011 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2011, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period, or at all.
SCHEDULE FOR RELEASE OF RESULTS FOR THE FIRST QUARTER OF 2011
The Company also announced that it will release its unaudited first quarter results for the period ended March 31, 2011 on Monday, May 9, 2011.
ANNUAL GENERAL MEETING
The Company’s 2011 Annual General Meeting has been scheduled to be held at 11:30 a.m. (Pacific Daylight Time) on Friday, June 10, 2011 at the following venue:
Mandarin Oriental Hotel
222 Sansome Street, San Francisco,
California 94104-2792, USA
Nam Tai currently expects that the record date for determining shareholders entitled to vote at its 2011 annual meeting to be April 28, 2011 and that proxy materials will be released to shareholders on or about May 10, 2011.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release regarding management’s assessment of the impact on the Company’s 2011 business of the 2011 Tôhoku earthquake and tsunami, updated guidance on Nam Tai’s future 2011 financial results or Nam Tai’s resumption of dividends for 2011 are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results or events could differ materially from those projected in these forward-looking statements as a result of a number of factors, including those discussed in this press release in the context of the forward looking statements or those discussed in one or more of the risk factors contained in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, as filed on March 16, 2011 with the Securities and Exchange Commission.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date April 6, 2011	By:
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer